

Univenture®
Product Innovation Since 1988

Michele Cole · 3rd

President, Co-Founder, COO and Board Member at Univenture Inc. - Actively seeking public or a private company board seat. Angel Investor

Marysville, Ohio, United States · Contact info

196 connections

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Univenture Inc.

About

PRESIDENT and Co-Founder Univenture Inc. 2003-Present
As a driving force behind the success of multiple start-up product launches within the consumer and B2B segments worldwide such as Unikeep, EnvyPak, Safety-sleeve, CardNoter, and PackZen - are all managed under Univenture Inc. I am intimatel ...see more

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EnvyPak, a Univenture Inc. brand based in...



The Most Innovative Made in America Dire...

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WOW!

Case Enclosed Binders | PackZen
YouTube
Introducing PackZen Case Enclosed Binders. These case enclosed binders are a favorite among designers.

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CardNoter Video Demonstration
YouTube
CardNoter is the newest and most intuitive business card organization system available in the market today!

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211 followers

Michele Cole posted this • 1mo

I am just shaking my head... it took election worries for lawmakers to notice the paper shortages....



Roundtable With Prominent Lawmaker on Capitol Hill Addresses Widespre...
packagingimpressions.com • 4 min read

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Michele Cole reshared a post • 1mo



Great analogy!

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Michele Cole commented on a post • 1mo

The race coordinator has an interesting analogy.... maybe choosing the wrong animal to compare the story's point to. Cats are not team players and chose to please themselves. In my take on the photo, the cat was not hungry. 😉 ...show more

3 1 comment

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Experience

President, Co-Founder
Univenture Inc. · Full-time
Aug 1992 - Present · 29 yrs 10 mos
Dublin, Ohio, United States

Skills

Product Development · 13

Endorsed by Kat Culley and 1 other who is highly skilled at this

Endorsed by 8 colleagues at Univenture Inc.

Marketing Strategy · 13

Endorsed by 8 colleagues at Univenture Inc.

Management · 11

Endorsed by 7 colleagues at Univenture Inc.

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Recommendations

Received Given

Ross Youngs · 2nd
Providing previously unobtainable drug-like small molecules (IP) directly from microbiomes to partners discovering new therapeutics, agrochemical, longevity, & more w/ complete AI datasets
December 2, 2020, Ross was senior to Michele but didn't manage Michele directly

Michele Cole is a seasoned, capable, and engaging Board & C-level executive that has proven time and again to bring enormous value to an organization. She brings perspectives that many teams are unable to conjure, while seamlessly contributing in many ways to improve the overall organization's competitiveness an ...see more

Justin G. · 3rd
Controls, Automation, Technology Integration, Process Improvement
February 18, 2011, Michele was senior to Justin but didn't manage Justin directly

Michele's passion for quality, and dedication to the company are undeserving of any words I can fashion. She has truly been an inspiration to me and a driving force behind my career.

Interests

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Chief
227,021 followers

Oreala, Inc
9 followers

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